FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Date: July 14, 2008

HERCULES

All Employee Meeting

Ashland's Acquisition of Hercules

Craig A. Rogerson
President and CEO

July 14, 2008

Important Information

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's and Hercules' current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland's and Hercules' control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company's periodic filings made with the Securities and Exchange Commission, including Ashland's Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland's Form 10-Q for the quarter ended March 31, 2008, Hercules' Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules' Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or Hercules' website at www.herc.com or the SEC's website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

Additional Information

In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland's Investor Relations website at www.ashland.com/investors or Hercules' website at www.herc.com or the SEC's website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.

Agenda

- Challenges We Face
- Why this Transaction?
- Overview of the Acquisition
- Evaluating the Price
- Ashland Overview
- What's Next?

Challenges We Face

- Size and lack of scale
- Limited diversification
  - Only two businesses
  - Heavy dependence on paper industry
- Deteriorating economic conditions
  - Extraordinary raw material and energy cost pressures
  - Turmoil in capital markets
  - Economic slowdown or recession in major markets
  - Global competition
- Challenging legacy liability issues
- Shareholder expectations for consistent value creation

How We Have Been Responding

- Innovation
- Cost control
- Capital investment
- "Bolt-On" acquisitions
- Proactively evaluating major acquisition or merger opportunities
- Assessing potential offers

Why the Ashland Transaction

- Consistent Strategy to Ours
- Increases Size and Scale
  - Combined company exceeds $10 billion
  - Scale provides:
    - Stronger leverage in marketplace
    - Ability to manage legacy liabilities and risks
    - Increased opportunities for employees
    - Potentially improved stock multiple
- Improves Diversification
  - From two businesses to five
  - Increases size in emerging regions (China, Brazil)
- Meets Shareholder Expectations for Value Creation
  - Fair price premium for shareholders
  - Offer price in line with key valuation measurements
  - Price reflects Hercules' legacy liabilities

Overview of the Deal

- **Hercules shareholders receive:**
  - **$18.60 in cash**
  - **0.093 shares of Ashland stock**

- **Reasons for stock component**
  - **Keeps Ashland's debt at manageable level**
  - **Opportunity to share in future upside**

Evaluating the Price - Why $23.01?

- Evaluation based on several key measurements:
  - Multiple of EV/EBITDA
  - Relationship to DCF of cash flow projections
  - Premium over existing stock price
  - Precedent transactions

Evaluating the Price – Why $23.01?

- **Multiple of EV/EBITDA**
  - **Deal valued at 8.4x EBITDA (trailing)**
  - **9.9x EBITDA with selected legacy liabilities included (trailing)**
    - *See appendix*
  - **Exceeds mid-cap specialty trading average of 7.4x EBITDA**

- **Relationship to DCF of Cash Flow Projections**

- **Premium Over Existing Stock Price**
  - **38% premium based on Hercules' July 10 closing price**
  - **26% premium based on 30 day average**

- **Precedent Transactions**

- **Valuation Certified to Board by Third Party Expert**

Ashland Overview

- Headquartered in Covington, Kentucky
  - Major offices: Dublin, OH; Lexington, KY; Boonton, NJ; Barendrecht, The Netherlands; Shanghai, China
- 12,000 employees – mostly in U.S.
- Strong safety and Responsible Care culture
- Growth-oriented
- Values employees
- Strong commitment to community

Ashland Business Profile

Water Technologies
- Drew industrial water treatment
- Water and Wastewater polymers
- Ship supplies & services

Performance Materials
- Composite polymers and coatings for boat, trucks, etc.
- Adhesives for construction, packaging and product assembly
- Resins used in foundry casting (JV)

Revenue $7,900 million


10%
20%
19%
51%

EBITDA $365 million


11%
39%
34%
16%

For 12 months ended March 31,2008

Valvoline | Distribution | Performance Materials | Water Technologies

Valvoline
- Consumer products – motor oils and car care
- Number 2 in Quicklube market
- 3,000 employees
- 80% of revenue in US

Distribution
- Distributes chemicals, plastics, composite materials
- Environmental Services
- 16,000 products / 24,000 customers
- 75% of revenue in US

Benefits of Hercules to Ashland

- Creates core business in Specialty Chemicals
  - Expands specialty chemical core contribution to 75% of total EBITDA
- Increases scale and diversification
  - Broader international footprint
  - Less cyclical businesses
- Enhances renewable/sustainable technologies focus
- Expertise and experience of our people

Next Steps – Completing the Transaction

- Shareholder approval
  - Proxy issued in coming weeks
  - Shareholder vote in the fall
- Regulatory approval
  - Minimal issues anticipated
- Ashland to complete financing
- Closing expected November

What to Expect Between Now and Closing

- Continued commitment to safety
- Business as usual
  - Hercules remains a separate, independent company
  - Unchanged executive and board governance
  - Focus on running the business and serving our customers
  - Deliver the business plan
- Items outside "ordinary course" of business
  - Ashland has the right to approve certain actions, such as acquisitions, divestitures, stock actions, etc.
- Integration planning
  - Joint Integration Team to be formed
  - Guidelines to be issued for sharing of information and interaction between companies

Questions?

Appendix

EBITDA Valuation Multiple Disclosures

- **Transaction Value $3.3 Billion**
- **LTM EBITDA – $392 million**
- **LTM EBITDA Multiple ($3.3 Billion / $ 392 million) = 8.4X**

  - **Selected Legacy Liabilities – as of March 31, 2008**

• Asbestos liability -	$249 million
• Under-funded Pension Liability	$174 million
▪ (PBO of $1,819 million and assets of $1,645 million)	
• Cross Currency SWAPs Liability	$163 million
• Additional Liabilities included in Valuation	$586 million

- **Transaction Value with Selected Liabilities 3.9 Billion**
- **LTM EBITDA Multiple ($3.9 Billion / $ 392 million) = 9.9X**